Form 4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


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      instructions 1(b).
1. Name and Address of Reporting Person*

(Last)        (First)        (Middle)

Norman       Richard          J.

         (Street)
     7520 Hackamore Drive

(City)          (State)           (Zip)

Potomac         MD                20854

2. Issuer Name and Ticker or Trading Symbol

Cohen & Steers Premium Income Realty Fund, Inc. (RPF)


3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4. Statement for Month/Year

January 2003


5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

_X__ Director
____ 10% Owner
____ Officer (give title below)
____ Other (specify below)




______________________________


7. Individual or Joint/Group Filing
(Check Applicable Line)
_X_ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned

1a. Title of Security
(Instr. 3)

Common Stock

2a. Transaction Date
(Month/Day/Year)

1/16/03

3a. Transaction Code
(Instr. 8)

Code

P

V


4a. Securities Acquired (A) or Disposed of (D)
(Instr.3,4 and 5)

Amount

500

(A) or (D)

A

Price

$13.68/share

5a. Amount of Securities Beneficially Owned at End of Month
(Instr. 3 and 4)



6a. Ownership Form:  Direct (D) or Indirect (I)
(Instr. 4)

D

7a. Nature of Indirect Beneficial Ownership
(Instr. 4)


1b. Title of Security
(Instr. 3)

Common Stock

2b. Transaction Date
(Month/Day/Year)

1/16/03

3b. Transaction Code
(Instr. 8)

Code

P

V


4b. Securities Acquired (A) or Disposed of (D)
(Instr.3,4 and 5)

Amount

500

(A) or (D)

A

Price

$13.67/share

5b. Amount of Securities Beneficially Owned at End of Month
(Instr. 3 and 4)

1000

6b. Ownership Form:  Direct (D) or Indirect (I)
(Instr. 4)

D

7b. Nature of Indirect Beneficial Ownership
(Instr. 4)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
Instructions 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Over)
SEC 1474 (3-99)

Form 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficialy Owned (e.g., puts, calls, warrants, options, convertible securities)




1. Title of Derivative Security
(Instr.3)


2. Conversion or Exercise Price of Derivative Security


3. Transaction Date
(Month/Day/Year)


4. Transaction Code
(Instr. 8)

Code


V


5. Number of Deriative Securities Acquired (A) or Disposed of (D)
(Instr. 3, 4 and 5)

(A)


(D)


6. Date Exercisable and Expiration Date
(Month/Day/Year)

Date Exercisable


Expiration Date


7. Title and Amount of Underlying Securities
(Instr. 3 and 4)

Title

Amount or Number of Shares


8. Price of Derivatives Security
(Instr. 5)


9. Number of Derivative Securities Beneficially Owned at End of Month
(Instr. 4)


10. Ownership Form of Derivative Security:
Direct (D) or Indirect (I)
(Instr. 4)


11. Nature of Indirect Beneficial Ownership
(Instr.4)



Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



/s/ Richard J. Norman
________________________________

**Signature of Reporting Person


January 16, 2003
________________________________
Date

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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